SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated February 13, 2007

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Announcement regarding share repurchase through ToSTNeT-2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS (Millea Holdings, Inc.)

February 13, 2007	By:	/s/ TAKASHI ITO
General Manager,
Corporate Legal Department

Item 1

(English translation)

February 13, 2007

Millea Holdings, Inc.
2-1 Marunouchi 1-chome,
Chiyoda-ku, Tokyo
TSE code number: 8766

Announcement regarding share repurchase through ToSTNeT-2

(Acquisition by the Company of its own shares pursuant to the provision of the Company’s

Articles of Incorporation in accordance with Article 165, paragraph 2 of the Corporation Law.)

Millea Holdings, Inc. (the “Company”) announced that it has determined a method for repurchasing its own shares, pursuant to Article 156 of the Corporation Law which is applicable to the Company in accordance with Article 165, paragraph 3 of the Corporation Law, as described below.

1. Method of the repurchase

The Company intends to repurchase its own shares through ToSTNeT-2 (closing price orders), or Tokyo Stock Exchange Trading Network System-2, at 8:45 a.m. on February 14, 2007, at the February 13, 2007 closing price of 4,260 yen per share. Changes to other transaction methods or other transaction times shall not be made. Such purchase order is to be placed only at the transaction time designated above.

2. Details of the repurchase

a.	Class of shares to be repurchased:

Common stock of the Company.

b.	Number of shares to be repurchased:

9,718,300 shares.

Note 1:	The above number of shares to be repurchased shall not be changed. However, there is a possibility that a part or all of such shares may not be repurchased due to circumstances beyond the Company’s control, e.g. market conditions.

Note 2:	The repurchase of shares will be made based on the sales order corresponding to the proposed number of the shares to be repurchased.

3. Disclosure of the results

The acquisition results will be disclosed after the transaction is completed, which is expected to occur at 8:45 a.m. on February 14, 2007.

(For reference)

Details of the relevant resolution made at the meeting of the board of directors held on February 9, 2007 are as follows.

(a)	Class of shares to be repurchased:

Common stock of the Company.

(b)	Aggregate number of shares to be repurchased:

Up to 10,000,000 shares.

(Representing approximately 1.2% of total issued shares.)

(c)	Aggregate purchase price of shares:

Up to 41.4 billion yen.

(d)	Period in which repurchases may be made:

From February 14, 2007 through February 19, 2007.

For further information, please contact:

Kazuyuki Nakano

Manager

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-5223-3213